Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the six months ended June 30, 2010 and 2009 and the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005.

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005(a)
For the Group (IFRS)	33.54	21.30	21.11	20.86	14.06	13.93	18.60

(a)	2005 amounts reflect continuing operations (i.e., excluding Arkema, which was spun-off on May 12, 2006).

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2010, prepared on the basis of IFRS.

At June 30, 2010
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	1,692
Current financial debt	6,829
Current portion of financial instruments for interest rate swaps liabilities	151
Other current financial instruments — liabilities	227

Total current financial debt	8,899

Non-current financial debt	22,813
Minority interests	858
Shareholders’ equity
Common shares	5,872
Paid-in surplus and retained earnings	58,274
Currency translation adjustment	381
Treasury shares	(3,572)

Total shareholders’ equity	60,955

Total capitalization and non-current indebtedness	84,626

As of June 30, 2010, TOTAL had an authorized share capital of 3,442,498,291 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,348,729,461 ordinary shares (including 114,148,378 treasury shares from shareholders’ equity).

As of June 30, 2010, approximately €310 million of TOTAL’s non-current financial debt was secured and approximately €22,503 million was unsecured, and all of TOTAL’s current financial debt of €6,829 million was unsecured. As of June 30, 2010, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2009.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2010.

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